Exhibit (a)(1)(v)
OFFER TO PURCHASE FOR CASH
All Outstanding
Ordinary Shares
American Depositary Shares representing Ordinary Shares
US$115,000,000 Convertible Notes due 2008
(ISIN XS0179763973)
US$150,000,000 2.50% Convertible Subordinated Notes due 2008
(CUSIP 169657AD5, 169657AC7)
of
STATS ChipPAC Ltd.
Co. Reg. No. 199407932D
by
Singapore Technologies Semiconductors Pte Ltd
Co. Reg. No. 199503003D
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited
Co. Reg. No. 197401143C
pursuant to the Offer to Purchase, dated March 16, 2007

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 3:30 PM
SINGAPORE TIME, 3:30 AM NEW YORK CITY TIME, ON FRIDAY,
APRIL 13, 2007, UNLESS THE OFFER IS EXTENDED.
March 16, 2007
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
       We have been engaged by Singapore Technologies Semiconductors Pte Ltd, a company incorporated with limited liability under the laws of Singapore (“STSPL”), a wholly-owned subsidiary of Temasek Holdings (Private) Limited, an exempt private company incorporated with limited liability under the laws of Singapore, to act as Information Agent in connection with STSPL’s offer to purchase all ordinary shares (“Ordinary Shares”), of STATS ChipPAC Ltd. (the “Company”), all American Depositary Shares of the Company representing Ordinary Shares (“ADSs”) and all Convertible Notes due 2008 and all Convertible Subordinated Notes due 2008 (the Convertible Notes due 2008 and the Convertible Subordinated Notes due 2008 together, the “Convertible Notes”) issued by the Company, each upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2007 (the “Offer to Purchase”), and in the related Acceptance Forms, Letters of Transmittal and related materials (which, together with the Offer to Purchase, each as amended or supplemented from time to time, constitute the “Offer”). All capitalized terms used but not defined herein shall have the meaning set forth in the Offer to Purchase.

       Please furnish copies of the enclosed materials to those of your clients for whose account you hold ADSs or Convertible Notes in your name or in the name of your nominee.
       Enclosed herewith are the following documents:

1. The Offer to Purchase, dated March 16, 2007;

2. Printed forms of letters that may be sent to your clients for whose account you hold ADSs or Convertible Notes, respectively, in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

3. The ADS Letter of Transmittal to be used by holders of ADSs in accepting the Offer and tendering ADSs;

4. The Convertible Notes Letter of Transmittal to be used by holders of Convertible Subordinated Notes due 2008 in accepting the Offer and tendering the Convertible Notes;

5. The return envelopes addressed to Citibank, N.A., as Tender Agent for the ADSs and as Tender Agent for the Convertible Notes, respectively.
       Ordinary Shares that are not represented by ADSs cannot be tendered by means of the enclosed ADS Letter of Transmittal (which is exclusively for use in respect of ADSs). If your clients hold Ordinary Shares you should direct them to obtain a Form of Acceptance and Authorisation or Form of Acceptance and Transfer for tendering such Ordinary Shares into the Offer by following the instructions set forth on such form. Additional information and Acceptance Forms can be obtained from the Information Agent at the address and telephone numbers set out on the last page of this letter.
       We urge you to contact your clients as promptly as possible.
       Please note the following:

1. The Offer is being made for all outstanding Ordinary Shares, ADSs and Convertible Notes. STSPL will, upon the terms and subject to the conditions of the Offer, purchase the Ordinary Shares, ADSs and Convertible Notes, validly tendered and not withdrawn before the closing date of the Offer (the “Closing Date”) at 3:30 PM Singapore time, 3:30 AM New York City time, on Friday, April 13, 2007, or if the Offer is extended, the latest time and date at which the Offer, as so extended by STSPL, will expire.

2. The offer price for the ADSs is S$17.50 per ADS (each ADS representing 10 Ordinary Shares), subject to adjustment to S$18.80 per ADS as described in the Offer to Purchase.

3. The offer price for each series of Convertible Notes is the “see-through” price, which is the price holders of the Convertible Notes would receive if they converted their Convertible Notes into Ordinary Shares or ADSs at the conversion prices specified in the terms of the Convertible Notes and then tendered their Ordinary Shares or ADSs in the Offer. The actual offer price will be calculated based on the whole number of Ordinary Shares or ADSs into which the aggregate amount of Convertible Notes tendered by a holder would be convertible. Holders will not receive payments for any fractional Ordinary Shares or ADSs. The offer price will be payable in cash without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Convertible Notes Letter of Transmittal. As an illustration, for US$1,000 principal amount, the “see-through” offer price would be:

•	S$997.50 for the Convertible Notes due 2008; and

•	S$1,872.50 for the Convertible Subordinated Notes due 2008.

If the 90% Threshold is reached, the “see-through” higher offer price for the Convertible Notes will be determined based on the higher offer price for the Ordinary Shares and the ADSs for all Convertible Notes tendered, including for Convertible Notes tendered prior to the time the 90% Threshold was reached. The “see-through” higher offer prices will also be paid once the 90% Fully Diluted Threshold is reached. As an illustration, for US$1,000 principal amount, the “see-through” higher offer price would be:

•	S$1,071.60 for the Convertible Notes due 2008; and

•	S$2,011.60 for the Convertible Subordinated Notes due 2008.

Both the offer price and the higher offer price for the Convertible Notes due 2008 are lower than what holders of such notes are entitled to receive upon maturity of such notes, because the conversion price for such notes is higher than the offer prices for the Ordinary Shares.

4. Holders who tender ADSs or Convertible Notes in the Offer will receive the offer price in U.S. dollars unless they affirmatively elect to receive the offer price in Singapore dollars. Tendering holders of ADSs who elect to receive the offer price in Singapore Dollars will need to specify the delivery instructions for the account in Singapore into which the offer price in Singapore dollars is to be delivered or agree to delivery of such Singapore dollar payment to an account established on behalf and at the expense of such holder. Tendering holders of Convertible Subordinated Notes due 2008 (CUSIP 169657AD5, 169657AC7) who elect to receive the offer price in Singapore dollars will need to specify the delivery instructions for the account in Singapore into which the offer price in Singapore dollars is to be delivered or agree to delivery of such Singapore dollar payment to an account established on behalf and at the expense of such holder. Tendering holders of Convertible Notes due 2008 (ISIN XS0179763973) who elect to receive the offer price in Singapore dollars will receive the offer price in Singapore dollars in their Euroclear or Clearstream account in which the tendered Convertible Notes due 2008 were held, subject to the terms of the Offer. If a tendering holder of ADSs or Convertible Notes does not timely and validly elect to receive the offer price in Singapore dollars, the offer price will be paid in U.S. dollars. Tendering holders will bear the risk of exchange rate fluctuations.

5. Tendering holders will not be obligated to pay brokerage fees or commissions or, except as set forth in the Offer to Purchase, Instruction 6 of the ADS Letter of Transmittal and Instruction 6 of the Convertible Notes Letter of Transmittal, transfer taxes on the purchase of ADSs or Convertible Notes by STSPL pursuant to the Offer. However, U.S. federal income tax backup withholding at a rate of 28% may be withheld, unless the required taxpayer identification information is provided. See the Offer to Purchase, Instruction 11 of the ADS Letter of Transmittal and Instruction 11 of the Convertible Notes Letter of Transmittal.

6. The Convertible Notes due 2008 (ISIN XS0179763973) are not DTC eligible and are only held through Euroclear and Clearstream. As a result, if you are holding such Convertible Notes due 2008 on your behalf or on behalf of your customers, please consult the Offer to Purchase and the procedures established by Euroclear and Clearstream to determine the actions you would need to take to tender the Convertible Notes due 2008 in the Offer.
       Notwithstanding any other provisions of the Offer, in all cases, payment for ADSs accepted in the Offer will be made only after timely receipt by the Tender Agent of (a) ADR certificates evidencing (or a timely Book-Entry Confirmation with respect to) such ADSs, (b) an ADS Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the ADS Letter of Transmittal), and (c) any other documents required by the ADS Letter of Transmittal.
       Notwithstanding any other provisions of the Offer, in all cases, payment for Convertible Subordinated Notes due 2008 (CUSIP 169657AD5, 169657AC7 accepted in the Offer will be made only after timely receipt by the Tender Agent of (a) certificates evidencing (or a timely Book-Entry Confirmation with respect to) such Convertible Notes, (b) a Convertible Notes Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Convertible Notes Letter of Transmittal), and (c) any other documents required by the Convertible Notes Letter of Transmittal.
       Notwithstanding anything contained in the Offer to Purchase or the Convertible Notes Letter of Transmittal, a holder who tenders Convertible Notes in the Offer (including book-entry tenders via DTC, Euroclear or Clearstream) will be required to physically deliver a duly completed and signed Convertible Notes Letter of Transmittal at the applicable address set forth on the back cover of the Offer to Purchase, unless STSPL and the Tender Agent waive such requirement.
       Under no circumstances will interest be paid by STSPL on the purchase price of the ADSs or the Convertible Notes, regardless of any extension of the Offer or any delay in making such payment.
       STSPL will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Tender Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of securities pursuant to the Offer. You will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your clients.
       Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at 3:30 PM Singapore time, 3:30 AM New York City time, on Friday, April 13, 2007, unless the Offer is extended.
       Questions and requests for assistance or for additional copies of the enclosed materials may be directed to the Information Agent at the address and telephone number set forth below and in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at STSPL’s expense.

Very truly yours,

MacKenzie Partners, Inc.
NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF STSPL, TEMASEK, THE COMPANY, THE INFORMATION AGENT, THE TENDER AGENT OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE ACCEPTANCE FORMS, LETTERS OF TRANSMITTAL AND RELATED MATERIALS.
The Information Agent for the Offer is:
105 Madison Avenue
New York, New York 10016
Email:proxy@mackenziepartners.com
Call Collect: + 1 212 929-5500
U.S. toll free: + 1 800 322-2885

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